Via Facsimile and EDGAR

December 9, 2005

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
RG America, Inc. - Response to SEC Comment Letter dated October 13, 2005 and August 18, 2005
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
Form 10-QSB for the Quarter Ended June 30, 2005
File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated October 13, 2005 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Year Ended December 31, 2004
Item 10. Executive Compensation, Page 42

1.

We note your comment and will ensure that future filings reflect the correct fair value of the Company’s common stock on the date of grant and to clarify whether the share and per share amounts disclosed are on a pre-split or post-split basis.

Financial Statements

Consolidated Statements of Operations, page 6

2.

We note your comment and reiterate that on December 30, 2003, the Company acquired Restoration Group America 2003, Inc. (RGA 2003) and its wholly owned subsidiaries. The majority of the stockholders and directors of RGA 2003 and the Company was the same prior to the transaction and accordingly, the transaction was accounted for as a combination of entities under common control.

RGA 2003 had 1,000 shares of common stock issued and outstanding prior to the acquisition. The Acquisition Agreement detailed that the Company would issue 100,000 shares of its common stock for each share of common stock held by RG 2003, thus a total of 100,000,000 shares (pre-split) or 16,666,667 (post-split).

Ownership of the 1,000 shares in RGA 2003 was as follows:

George D. Mikez	40
J2 FAMILY, L.P., a Texas Limited Partnership	240
JAAVBR, L.P., a Texas Limited Partnership	240
JADES FAMILY, L.P., a Texas Limited Partnership	240
DKWFLP, L.P., a Texas Limited Partnership	240

Total	1,000

Of the above, John E. Rea, our CEO and a Director, is the President of the General Partner and a limited partnerJ2 Family, L.P. and James Rea, our COO and a Director is the President of JAAVBR, L.P. George D. Mikez, was the Company’s Vice President of Construction operations and together as a group, these entities or individuals owned 52% of RGA 2003. Charles Douglas Morris is the President of DKWFLP, L.P. a 24% owner of RGA 2003 and Steve Mayor is the President of JADES FAMILY, L.P., a 24% owner of RG 2003.

Ownership of the Company prior to the merger was 8,440,040 shares (pre-split) and 1,406,673 shares (post-split). Of these shares, Rea Capital Corporation held 4,000,000 (pre-split), 666,667 (post-split) or 47.4% of the Company. Edward P. Rea, our Chairman of the Board is the Chairman of Rea Capital Corporation. Additionally, the Crafters Marketplace, Ltd. owned 1,023,800 shares (pre-split) 170,633 shares (post-split), or approximately 12.1% of the Company. Edward P. Rea, our Chairman of the Board is also the Chairman of The Crafters Marketplace, Ltd. As a result, Edward P. Rea controlled greater than 50% of the Company and additionally, John. E. Rea, who is Edward P. Rea’s son, was the President and is now the CEO and was and is still a director of the Company, as well as a major owner in RG 2003.

Post merger, the RGA 2003 owners mentioned above controlled greater than 50% of the Company. Additionally, three of the five RGA 2003 owners were officers of the Company.

For the above reasons, the transaction was properly accounted for as a combination of entities under common control.

Statements of Shareholders’ Equity, page 7

3.

We note your comment to our response to prior comment number five and respond as follows:

“In January 2004, the Company issued 1,109,308 shares of common stock in conversion of notes payable. This was comprised of 480,000 shares to a related party at approximately $0.36 per share (post-split), or a valuation of $173,735 and 629,308 shares to an unrelated party at approximately $0.33 per share (post-split), or a valuation of $205,335.

We have revised our previous response as follows:

“The valuation of the shares issued was through a negotiated price between the parties taking into account the length of time the notes were outstanding, the business prospects for the Company, the recent market price of our common stock and recent sales of our common stock in our private placement offering. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.”

4.

We note your response to comment four and would respond that the issuance of 704,420 shares of common stock in September 2004 for the conversion of notes payable at $0.30 per share (post-split), or a valuation of $211,326 was based upon recent sales of common stock through a private placement offering. The private placement offering was $0.05 per share (pre-split) or $0.30 per share post-split, or the same price that the shares were issued for. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

There was an agreement reached at $0.30 per share but the final paperwork was not completed until a later time when the 2nd private placement was being offered at $0.60 per share.

5.

We note your comment to our response to prior comment number six and respond as follows:

We would propose that the stockholders’ equity footnote be replaced with the following:

“In January 2004, we issued 737,328 shares of common stock at approximately $0.55 per share (post-split), or a valuation of $406,833, in conversion of trade accounts payable. The valuation of the shares issued was based upon a negotiated price between the parties taking into account the length of time the accounts payable were outstanding, the business prospects for the Company, the recent market price of our common stock and recent sales of our common stock in our private placement offering. The issuances of these shares were exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.”

6.

We note your comment to our response to prior comment number seven and respond as follows:

We confirm that future filings for the statements of stockholders’ deficit have been revised to correct the error.

Marketable Securities, page 17

7.

We note your comment to our response to prior comment number eight and respond as follows:

The entity that we received a warrant from is the RS Group of Companies (“RSGC”). RSCG is the Florida based parent of a Canadian company that owns the Rent Shield ™ product line for which we are a major North American distributor. The Rent Shield product is discussed in “Our Companies” section of the 10-KSB under RG Financial Services (“RGFS”). Rent Shield™ pairs well with our proprietary PropertySMARTSM product line and RSGC would be introduced to our extensive relationships in the multi-family arena and we would be able to add an additional valuable product to our revenue stream.

However, the exercise price of the warrants was structured at a significant premium to the existing market price to provide an incentive for both companies to perform currently and in the future. As a result, the exercise price is priced significantly above the current market price and no value was attributed to the services as the services would be based upon future performance as an incentive. Accordingly, no valuation was recorded in our financial statements for the warrant we received from RSGC based upon our evaluation of the warrant. We noted this in the marketable securities footnote and believe that the disclosure remains correct.

Note 7, Acquisitions, page 17

8.

We note your comment to our response to prior comment number nine and respond as follows:

In relation to the PBS acquisition, the purchase price was 1,000,000 restricted shares (pre-split) at a valuation of $350,000 or $0.35 per share. The $0.35 per share was based upon the closing price of our common stock during the time of negotiations for the acquisition, which was throughout July 2004 and early August 2004. These negotiations went on for a significant period of time and we utilized an agreed to price of $0.35 per share and then the documents were finalized and signed. Subsequently and before the final documents were executed, the price of our stock decreased but the agreed price of $0.35 per share was not modified per the agreement of both parties.

In relation to your comment concerning the disclosure requirements of paragraph 51 of SFAS No. 141, we have reviewed the matter in conjunction with our Independent Registered Public Accounting Firm, and believe that we have met these requirements. We acknowledge and confirm that we will once again review the requirements and comply with such disclosure requirements in future filings.

9.

We note your comment to our response to prior comment number seven and respond as follows:

At the time of the acquisition, the Company ANTICIPATED that PBS would bring strong existing relationships in the multi-family arena to join with our existing relationships. We evaluated this in relation to the purchase price and the allocation of the acquisition cost to the assets and liabilities acquired with the remainder recorded as goodwill.

However, as it evidenced by the subsequent write off of the PBS goodwill and closing of this business line, there were many issues that we discovered during our relationship with PBS and the intangible items you noted in your response were never readily identifiable and therefore, none of the purchase price was allocated to these items.

Note 9. Stockholders’ Deficit, page 22
Capital Structure, page 22

10.

We note your comment to our response to prior comment number eleven and respond as follows:

We confirm that in future filings and to the extent we include disclosures regarding the fiscal 2004 private placement offerings, such disclosures will clarify that there were two offerings, when they were commenced and closed and the valuation of our common stock issued for each offering.

We note your comment and will revise future filings to correct the inconsistency between $0.30 per share and $0.60 per share disclosures as related to our 2004 private placement offerings.

Issuances of Common Stock, page 22

11.

We note your comment to our response to prior comment number twelve and respond as follows:

As we noted previously, the Company was negotiating with several parties to resolve outstanding obligations including notes payable, trade accounts payable, property and equipment and services.

For all items that were not based upon either (1) recent sales of common stock or (2) current trading market price of our stock, we comment on them below:

For property and equipment, we issued 81,667 shares of our common stock for a total valuation of $29,000 or approximately $0.36 per share. In January 2004, we issued 15,000 shares of the 81,667 shares at $0.60 per share for the purchase of property and equipment. The valuation of the shares issued was based upon a negotiated agreement with the third party property and equipment provider. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

We believe that the above valuation is appropriate and as you noted in your previous comments (see item 3 and 5 above), certain factors (i.e. the length of time that your notes payable and accounts payable) had an affect on the fair value of our common stock and the negotiations we were having with third parties and is in accordance with appropriate accounting literature (i.e. EITF 96-18).

12.

We note your comment as related to the 66,667 shares of common stock issued at $0.30 per share. However, as we noted in our response, these shares were the last part of two issuances of shares for property and equipment.

We issued 81,667 shares of our common stock for a total valuation of $29,000 or approximately $0.36 per share. In January 2004, we issued 15,000 shares of the 81,667 shares at $0.60 per share. The valuation of the shares issued was based upon a negotiated agreement with the third party property and equipment provider. In June 2004, we issued the remaining 66,667 of the 81,667 shares at an agreed to price of $0.30 per share for the purchase of property and equipment. The valuation of the shares issued was based upon recent sales of common stock through our private placement at $0.30 discussed previously. The issuance of these shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

The negotiation for the property and equipment we acquired by issuing common stock went on for an extended period of time and the party we were negotiating with was aware of the initial private placement offering of $0.30 per share, the current private placement offering of $0.60 per share and the market price of our stock. Obviously, the extended period of negotiation resulted in an unusual circumstance for the valuation of the stock and the final valuation was a determined based upon all of these components, not just a single item, and the value of the property and equipment received.

13.

We note your comment and confirm that future filings have been and will be revised to reflect these items.

Common Stock Warrants, page 27

14.

We note your comment to our response to prior comment number fourteen and respond as follows:

We confirm that future filings have been and will be revised to disclose that the exercise price for the warrant was set at a premium to provide an incentive for both companies to perform currently and in the future, and as a result, no value was assigned to the warrant based upon the Company’s valuation.

Additionally, we confirm that future filings have been and will be revised to disclose that this transaction is also related to the securities discussed previously in our financial statement notes where the Company received warrants to purchase common stock of the same corporation in exchange for current and future strategic financial services.

15.

We note your comment to our response to prior comment number fifteen and respond as follows:

In relation to the warrant to purchase 1,000,000 shares of our common stock, the exercise price is $0.60 per share, based upon the price of shares sold in our second private placement discussed previously. The warrant was issued for previous and ongoing financial advisory services to assist the Company

We evaluated the warrant and determined that the fair value of the services provided was more readily determinable than the fair value of the warrants issued and accordingly, we determined that the fair market value of the services provided was $30,000 based upon comparable services in the marketplace and the entire $30,000 has been recorded against additional paid-in-capital. This warrant has an anti-dilutive clause; therefore no adjustment has been made for the Company's reverse stock split.

Commitments and Contingencies, page 30

16.

We note your comment to our response to prior comment number sixteen and respond as follows:

We confirm that based upon our evaluation of leasehold improvements, we considered the term and concluded that the useful life of the leasehold improvements was shorter and therefore, the appropriate period to amortize the leasehold improvements.

Form 10-QSB for the Quarter Ended March 31, 2005
Note 5. Impairment, page 9

17.

We note your comment to our response to prior comment number eighteen and respond as follows:

The stock purchase and sale agreement between the Company and the Seller included an indemnification clause common to these types of agreements related to breach of any representation, warranty or covenant in the agreement.

The 55,556 shares held in escrow related to an indemnification included in the Purchase Agreement, as found in Article V, which the relevant excerpt is as follows:

“Each Seller shall indemnify, defend and hold Purchaser, Purchaser’s agents, attorneys, successors and assigns harmless from, against and in respect of any and all damages, losses, liabilities, claims, causes of action, suits, threats, costs and expenses (including reasonable attorneys’ fees)(collectively the “Claims”), whether foreseen or unforeseen, known or unknown, whether now or hereafter existing, resulting from, relating to or arising out of, whether directly or indirectly, any breach of any representation, warranty or covenant of the Company or any Seller contained herein. Notwithstanding any other provision of this Agreement, in no event shall any Seller by obligated to indemnify, defend or hold harmless Purchaser, Purchaser’s agents, attorneys, successors or assigns with respect to any Claim to the extent such Claim exceeds the value (as of the date of Closing) of the Purchaser Shares received by such Seller pursuant to the provisions of Section 1.01.”

At the time of the transaction, no specific contingency existed that could be subject to expiration or pending an outcome as described in paragraph 26 of SFAS No. 141. Although such shares were held in escrow the only condition to occur was passage of time for them to be released, just as with a note payable the amounts will be paid after the passage of time which would be considered consideration for purchase price accounting. The only way such shares would not be released was based upon a violation of the indemnification in the excerpt above, but that would also be true for all the shares issued as part of this purchase transaction as described, not just shares held in escrow. No future performance, just factual past performance. The release was not based on any type of earn out or stock appreciation, as discussed in paragraphs 72 through 86 of APB 16 as referred to in FAS 141 as the applicable guidance. As such, the Company does not believe the 55,556 should be deemed contingent consideration and believes it was appropriately accounted for and included in goodwill as part of the purchase price, and subsequently expensed.

Note 7. Stockholders’ Deficit, page 11
Common Stock Warrants, page 11
Convertible Debenture Note, page 11

18.

We note your comment to our response to prior comment number twenty-one and respond as follows:

The Company evaluated the convertible debentures and utilized the Black - Scholes method to determine valuation. As a result of its evaluation, the Company determined that there was a beneficial conversion feature for the convertible debentures. However, the amount was immaterial and no entry was recorded.

We have attached to this response letter our analysis which supports the conclusion that the beneficial conversion feature of the convertible debenture was immaterial ($6,667 of expense) and did not require separate accounting treatment.

Finally, a copy of our “Primary Note” agreement and the registration rights agreement were filed as Exhibits with our 10-QSB for the period ended June 30, 2005.

Form 10-QSB for the Quarter Ended June 30, 2005
Managements Discussion and Analysis, page 19
Six Months Ended June 30, 2005, page 19

19.

We confirm that in future filings, the reason(s) for the increase in operating expenses for the six months ended June 30, 2005 and for future periods will be disclosed.

Note 7, Stockholders’ Deficit, page 11
Stock Options, page 13

20.

We note your comment as related to stock options and respond as follows.

As noted in our critical accounting policies per below:

“The Company accounts for employee stock awards in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Under APB 25, the Company recognizes no compensation expense related to employee stock awards when awards are granted with exercise prices equal to or greater than the estimated fair value of the stock on the date of grant. The Company provides the supplemental disclosures required by Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," as amended by SFAS No 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which assumes the recognition of compensation expense based on the fair value of options on the grant date. “

You will note in our 10-QSB filed for the period ended September 30, 2005, that we have disclosed what net loss would have been through the assumed recognition of compensation expense in accordance with SFAS 148 if the computed fair values of all the Company's stock based awards were amortized to expense over the vesting period of the awards as specified under SFAS 123, as amended.

Specifically, as related to your comments:

The 233,333 employee stock options at $0.30 per share were evaluated and $70,000 was recorded as deferred compensation and a credit to additional paid in capital. The $70,000 is being amortized to compensation expense over the vesting period of the stock options.

The fair market value utilized was based upon our $0.60 private placement offering memorandum that was in the market at the time of the stock option grant. The exercise price of $0.30 per share was utilized as there were previous agreements with the employees at this price before the actual documentation was completed. We have improved our internal controls as to the issuance of stock options and all future issuances will be valued based upon the grant date and documented at the same time.

For the 833,334 stock options issued to two consultants at $0.50 per share, these options were vested immediately and reflected in a higher exercise price of $0.50 per share. No deferred compensation was recorded as the options vested immediately; however, we evaluated the options utilizing the Black Scholes method and recorded the $309,351 as stock compensation expense with a credit to additional paid in capital during the three months ended March 31, 2005.

Finally, the 426,667 employee stock options at $0.30 per share were evaluated but were not in the money and no deferred compensation or compensation expense was recorded by the Company. On the grant date of June 1, 2005, the fair market value of our common stock was $0.23 per share.

We confirm that future filings will properly disclose the above information for stock options.

Item 2. Management’s Discussion and Analysis, page 15
Recent Developments, page 16

21.

We note your comment as related to the 40,000 warrants issued in connection with the July 30, 2005 amendment to the Company’s Convertible Debentures.

The Company evaluated the warrant issuance in accordance with FAS 123 and utilized the Black Scholes method to determine valuation. As a result of its evaluation, the Company determined that the warrant valuation was $6,007 and recorded this amount to interest expense and common stock warrants. We confirm that the above will be disclosed in the notes to our financial statements in future filings.

We appreciate the opportunity to respond to the Commission’s comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings.

Sincerely,

s/s John E. Rea
John. E. Rea
Chief Executive Officer

RG America Inc.
Beneficial conversion feature

Debenture Holder	Date of issuance	Date of issuance	Date of issuance	Date of issuance	Date of issuance	Total

	01/21/05	02/02/05	02/23/05	03/14/05	03/30/05

Face Value of Convertible Debenture	$250,000	$25,000	$50,000	$50,000	$25,000	$400,000

Fair value at commitment date	0.60	0.66	0.62	0.62	0.62

Conversion Price	0.60	0.60	0.60	0.60	0.60

Difference	-	0.06	0.02	0.02	0.02

Total share equivelant	416,667	41,667	83,333	83,333	41,667	666,667

Interest expense	$-	$2,500	$1,667	$1,667	$833	$6,667